Exhibit 99.16

CONSENT OF QUALIFIED PERSON

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statements on Forms S-8 (File Nos. 333-190121 and 333-224641) of Denison Mines Corp. (the “Registration Statements”), in connection with the sections of the report entitled “NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada,” filed on August 9, 2023 with an effective date of June 23, 2023 (the “Technical Report”) prepared by David Myers, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statements and to the inclusion and incorporation by reference of the information derived from the sections of the Technical Report prepared by David Myers in the Annual Report on Form 40-F and the Registration Statements.

Dated: March 28, 2025

/s/ David Myers

David Myers, P.Eng.
Wood Canada Limited